UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of October 2013
______________________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
99.1	Press release under Colombian GAAP dated September 27, 2013*

* The information, including the items, contained in this Form 6-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section and shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, except as otherwise expressly stated in such filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel

Press Release

Bogotá, September 27th, 2013. Grupo Aval Acciones y Valores S.A., “Grupo Aval”, reported today at its General Shareholders’ Meeting a consolidated net income for 1H2013 of Ps. 839,661 million, showing an increase of 16.9% versus consolidated net income results for 1H2012.

Grupo Aval closed 1H2013 with a book value of Ps. 21.6 trillion in its individual financial statements and had, as of September 26th, 2013, a market capitalization of Ps. 25.9 trillion (equivalent to USD 13.7 billion).

Consolidated assets of Grupo Aval, which includes its investments in Colombia and Central America, reached Ps. 138.8 trillion as of June 30, 2013. When accounting for assets under management for third parties by our pension fund administrators and our fiduciaries, total assets managed by Grupo Aval reached approximately Ps. 300.0 trillion in 1H2013.

During the last few months Grupo Aval has formalized agreements to absorb or acquire, through Porvenir, Banco de Bogotá and BAC, as detailed below:

•	On June 20th, 2013 Porvenir and Horizonte jointly filed with the Colombian Superintendency of Finance a request to merge in which Porvenir would act as the absorbing entity.

•	On June 26th, 2013 Grupo Aval announced the signing of an agreement to acquire 100% of Grupo Financiero Reformador in Guatemala.

•	On July 19th, 2013 Grupo Aval announced the signing of an agreement to acquire 100% of BBVA’s direct and indirect ownership in Banco Bilbao Vizcaya Argentaria (Panamá).

•
On July 24th, 2013 the Board of Directors of Grupo Aval authorized the Company to present a proposal at Banco de Bogota’s Shareholders’ Meeting, to capitalize such entity in the amount of $500 million dollars.

Between January and June, 2013, Grupo Aval and its subsidiaries received high rewards and ratings:

✓
Grupo Aval: “Best Managed Companies in Latin America 2013: 3rd place in best managed conglomerates” by Euromoney; “Best practices in investor relations award” by Bolsa de Valores de Colombia; “The Businessman of the Year for Colombia” for Mr. Luis Carlos Sarmiento Gutiérrez, President of Grupo Aval,  by The Business Year.

✓	Banco de Bogotá: “Best bank in Colombia” by The Banker, LatinFinance, Euromoney and World Finance; “Best practices in investor relations award” by Bolsa de Valores de Colombia.

✓	Banco de Occidente: “Best bank to work for” and 13th place overall by Great Place to Work in Colombia.

✓	Banco Popular: “Best comercial bank in 2013” y “Best sustainable bank in Colombia 2013” by World Finance.

✓	Banco AV Villas: Recongnition for being pioneers in innovation in mobil banking with “Red Cerca” by the Congreso Latinoamericano de Automatización Bancaria 2013.

✓
Porvenir: “Best financial entity to work for” and 5th place with companies of more than 500 employees by Great Place to Work in Colombia; “Best pension fund manager in Colombia” by Global Banking & Finance Review.

✓	BAC Credomatic Network: Winner of Beyond-banking by the IDB in the “Learn-Banking” category.

✓	BAC Credomatic Costa Rica: Awarded with the “C-Neutralidad” brand by MINAE.

✓	BAC San José: “Best Bank in Costa Rica” by Global Finance.

✓	BAC Honduras: Awarded with the “social responsibility award” by the Fundación Hondureña para la Responsabilidad Social.

✓	Grupo Aval and all of its Colombian subsidiaries maintained their “AAA” credit rating by BRC Investor Services.

✓	Grupo Aval, Banco de Bogotá and BAC International Bank have investment grade ratings in their long term debt issuances.

Other relevant facts about the results of Grupo Aval and its subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Porvenir, Horizonte and Corficolombiana in Colombia, and BAC in Centroamérica) during 1H2013 were:

•	Showed a LTM growth of 15.4% in gross loans reaching Ps. 85.4 billion as of June 30, 2013;

Press Release

•	Maintained a leading market position in net loans and deposits in Colombia with 26.6% and 27.7% market share respectively as of June 30, 2013;

•	Demonstrated a better quality of loan portfolio than the Colombian system with a ratio of PDL to total loans of 2.4% versus 3.3% for the system;

•	Showed a LTM growth of 19.9% in deposits reaching Ps. 89.4 trillion as of June 30, 2013. The ratio of deposits to net loans as of that date was 108.2%; and

•	Served approximately 11 million clients in 11 countries through more than 16,700 Points of service.

All figures reported herein are based under Colombian GAAP.